United States Securities and Exchange Commission
Washington, D.C.  20549
Form 12b-25 Notification of late filing of Form 10-QSB for the period ended March 31, 1997
SEC File Number  0-20938      CUSIP Number   811075-10-0

If the notification relates to a portion of the filing checked above, identify the Items to which the notification relates:
The notification relates to: The entire Form 10-QSB


Part I - Registrant Information
Scriptel Holding, Inc.
(Full name of registrant)

4153 Arlingate Plaza
(Address of principal executive office - street and number)

Columbus, Ohio  43228
(City, state and zip code)

Part II - Rules 12b-25(b) and (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

( ) (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense; (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III - Narrative

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Company's reports for the last several years have indicated that the Company has an immediate need for additional capital, and that there is a risk of liquidation should the Company be unable to obtain such capital. To date, the Company has raised very little capital relative to its needs. The capital which has been raised has been used to meet payroll and other immediate obligations. Due to the fact that the Company owes its independent accountants a material amount of fees for their audit work, and does not currently have the means for payment of the remainder of the expected fees, and cash has been used for other operating purposes, the Company suspended the audit of its consolidated financial statements for the year ended December 31, 1996 until such time as it can pay the invoiced fees and has tne means to pay the remainder of the expected fees. After such invoiced fees are paid and the Company has reasonable assurance that the remaining fees can be paid, management expects that the independent accountants will be able to render an opinion on the consolidated financial statements for the year ended December 31, 1996.

As a consequence of the suspension of the audit, the consolidated financial statements included in the Form 10-K for the year ended December 31, 1996 are unaudited. Also, the management's discussion included in the 10-K is subject to change depending on audit results. Finally, the accountants' opinions and consents are not included in the 10-K. The Company will file an amendment to its Form 10-K for the year ended December 31, 1996 as soon as possible. This amendment will include the audited financial statements, and the accountants' opinions. Management expects that the opinions of the independent accountants will continue to have reference to a "Going Concern".

Because of the pervasive effect of the lack of audited December 31, 1996 financial statements on the financial statements for the quarter ended March 31, 1997, the Company is unable to timely file its Form 10-QSB. The Company has prepared and will file a preliminary Form 10-QSB for the period ended March 31, 1997 without consideration for the effects, if any, on the unaudited financial statements of any adjustments which might occur after completion of the audit for the year ended December 31, 1996. The preliminary Form 10-QSB will be filed under separate cover. Registrant will file an amendment to the March 31, 1997 Form 10-QSB as soon as possible after the audit for 1996 is completed and the Form 10-K/A for the year ended December 31, 1996 is completed.

Part IV - Other Information

(1) Name and telephone number of person to contact in regard to this notification

Frederick A. Niebauer, Treasurer , telephone 614-276-8402

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding twelve months (or for such shorter period that the registrant was required to file such reports) been filed? If answer is no,
identify reports.              Yes          No  (X)
The Company's final Form 10-K for the year ended December 31, 1996 has not been filed.

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion
thereof?       (X)  Yes         No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company has continued to incur operating losses through 1996 and to date in 1997. See the unaudited financial statements to be filed with Form 10-QSB under separate cover.



Scriptel Holding, Inc.
(Name of registrant as specified in its charter) has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:  May 13, 1997    By: /s/ Frederick A. Niebauer
                        Frederick A. Niebauer, Treasurer